SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: January 30, 2007		Signed: Donald F. Barnhardt
	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS

Release: Immediate, January 30, 2007
CANADIAN PACIFIC ANNOUNCES STRONG RESULTS FOR 2006
Operating Income sets record at $1.13 billion
CALGARY — Canadian Pacific (TSX/NYSE: CP) announced its fourth-quarter and full year 2006 results today. For the full year, net income for 2006 was $796 million, which included a tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates. This was an increase in net income of 47 per cent over 2005. Diluted earnings per share was $5.02 for the full year 2006, an increase of 48 per cent over 2005.
SUMMARY OF FULL-YEAR 2006 COMPARED WITH FULL-YEAR 2005
    Excluding foreign exchange gains and losses on long-term debt and other specified items:
➢	Diluted earnings per share was $3.95, an increase of 20 per cent.

➢	Operating income was $1.129 billion, a full year record, and an increase of 13 per cent.

➢	Operating ratio was 75.4 per cent, which was an improvement of 180 basis points.

➢	Revenue grew 4 per cent to $4.583 billion, with operating expenses increasing by only 2 per cent.
“I’m pleased with the financial results,” said Fred Green, President and CEO, “We focused on cost containment and improving the fluidity of our operations, and, with our diversified customer portfolio, we delivered strong results while overcoming a drop in coal revenues of $137 million. As well, I am particularly delighted with our team’s improvement on the safety front. We reduced personal injuries by 17 per cent and train accidents by 39 per cent over 2005, again making CP one of the safest railroads in North America.”
SUMMARY OF 4TH QUARTER 2006 COMPARED WITH 4TH QUARTER 2005
Net income for the fourth-quarter was $146 million, an increase of 6 per cent.
    Excluding foreign exchange losses on long-term debt and other specified items:
➢	Diluted earnings per share was $1.15, an increase of 7.5 per cent.

➢	Operating ratio improved by 80 basis points to 73.1 per cent.

➢	Income increased 6 per cent to $181 million.

➢	Total revenue grew 2 per cent and operating expenses were up less than 1 per cent.
“We are well positioned to continue to deliver on our commitments in 2007,” said Mr. Green. “Our Integrated Operating Plan has significantly improved fluidity, allowing us to respond quickly and adjust our operations to changes in traffic volumes. Through our continued focus on execution excellence, we are improving the efficiency of our business, keeping CP on track to be the safest, most fluid railway in North America.”
Freight revenues in the fourth-quarter were $1.152 billion, with grain increasing 16.5 per cent over fourth-quarter 2005 and sulphur and fertilizers growing 19 per cent. Industrial and consumer products and intermodal showed modest growth. This was offset in part, primarily by a 16 per cent decrease in coal.
Operating expenses, excluding other specified items, for the quarter were up less than 1 per cent. Increases due to inflation and volumes were largely offset by improved operating efficiencies and reductions in management staff.

2007 OUTLOOK
“It is early in the year and there are many factors in play,” said Mr. Green. “Rail fundamentals remain strong, although our Operating team has been tested with very tough winter operating conditions and there is softening in some sectors of the North American economy. At the same time, we are seeing fluctuating fuel prices and a weakening Canadian dollar. I am confident we will hit our stride in 2007 and CP’s outlook for diluted earnings per share in 2007 remains in the range of $4.30 to $4.45, an increase of 9 to 13 per cent respectively, over the 2006 diluted EPS which was $3.95, (excluding foreign exchange gains and losses on long-term debt and other specified items).”
CP expects to grow revenue in the range of 4 per cent to 6 per cent in 2007. Capital investment is anticipated to be between $885 million and $895 million and free cash, after dividends, is now expected to exceed $250 million in 2007. This outlook assumes oil prices averaging US$58 per barrel and an average currency exchange rate of $1.15 per U.S. dollar (US$0.87).
RESTATEMENT OF COMPARATIVE FIGURES FOR 2005
Prior period comparative figures have been restated for retroactively applied accounting changes. The CICA issued Emerging Issues Committee Abstract “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”) which became effective for the year ended December 31, 2006 and has been applied retroactively with restatement of prior periods. The compensation cost attributable to stock-based awards is recognized over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period. The adoption of EIC 162 resulted in a decrease in reported “Compensation and benefits” expense for the three months ended December 31, 2006 by $0.6 million (three months ended December 31, 2005 — $2.0 million) and for the year ended December 31, 2006 by $1.2 million (year ended December 31, 2005 — $0.2 million). Note 2 to the financial statements describes adoption of EIC 162.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
Results for full-year 2006 included a foreign exchange loss of $0.1 million ($7 million after tax) on long-term debt, compared with a gain of $45 million ($22 million after tax) on long-term debt in 2005. Results for the fourth quarter of 2006 included a foreign exchange loss of $45 million ($35 million after tax), compared with a loss of $1 million ($5 million after tax) in the same period of 2005.
Other specified items in 2006 were related to a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates that occurred in the second quarter of 2006.
Other specified items in 2005 were related to a special charge and a partial reduction of a special charge originally taken in 2004, which had a net impact of $10 million ($8 million after tax) in 2005. CP began in 2005 a program to reduce management and administrative staff by approximately 400. These reductions, which were completed during the third quarter of 2006, resulted in a special charge of $44 million ($28 million after tax) in the fourth quarter of 2005. This special charge was partially offset by a reduction, booked in the third quarter of 2005, of $34 million ($21 million after tax) to a special charge of $91 million ($55 million after tax) taken in 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of the environmental contamination.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
Earnings that exclude foreign exchange currency translation effect on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities. In 2006, the only other specified item was an income tax benefit of $176 million, or $1.09 per share, as a result of tax rate reductions.
Note on forward looking-information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes Canadian Pacific a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended December 31
	2006	2005
		Restated
		(See Note 2)

	(unaudited)

Revenues
Freight	$1,151.5	$1,124.4
Other	38.9	42.5

	1,190.4	1,166.9

Operating expenses
Compensation and benefits	322.2	322.0
Fuel	171.2	166.4
Materials	53.7	53.1
Equipment rents	47.8	53.0
Depreciation and amortization	115.9	113.6
Purchased services and other	159.5	154.6

	870.3	862.7

Operating income before the following:	320.1	304.2
Special charge for labour restructuring (Note 5)	—	44.2

Operating income	320.1	260.0

Other charges (Note 7)	6.4	6.8
Foreign exchange loss on long-term debt	44.9	0.6
Interest expense (Note 8)	49.8	49.1
Income tax expense (Note 9)	73.4	66.4

Net income	$145.6	$137.1

Basic earnings per share (Note 10)	$0.93	$0.87

Diluted earnings per share (Note 10)	$0.92	$0.86

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the year
	ended December 31
	2006	2005
		Restated
		(See Note 2)

	(unaudited)

Revenues
Freight	$4,427.3	$4,266.3
Other	155.9	125.3

	4,583.2	4,391.6

Operating expenses
Compensation and benefits	1,327.6	1,322.1
Fuel	650.5	588.0
Materials	212.9	203.3
Equipment rents	181.2	210.0
Depreciation and amortization	464.1	445.1
Purchased services and other	618.3	621.6

	3,454.6	3,390.1

Operating income before the following:	1,128.6	1,001.5
Special credit for environmental remediation (Note 4)	—	(33.9)
Special charge for labour restructuring (Note 5)	—	44.2

Operating income	1,128.6	991.2

Other charges (Note 7)	27.8	18.1
Foreign exchange loss (gain) on long-term debt	0.1	(44.7)
Interest expense (Note 8)	194.5	204.2
Income tax expense (Note 9)	109.9	270.6

Net income	$796.3	$543.0

Basic earnings per share (Note 10)	$5.06	$3.43

Diluted earnings per share (Note 10)	$5.02	$3.39

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2006	2005
		Restated
		(See Note 2)

	(unaudited)

Assets
Current assets
Cash and cash equivalents	$124.3	$121.8
Accounts receivable and other current assets	615.7	524.0
Materials and supplies	158.6	140.1
Future income taxes	106.3	108.0

	1,004.9	893.9

Investments	64.9	67.3
Net properties	9,122.9	8,790.9
Other assets and deferred charges (Note 11)	1,223.2	1,139.0

Total assets	$11,415.9	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,002.6	$1,032.8
Income and other taxes payable	16.0	30.2
Dividends payable	29.1	23.7
Long-term debt maturing within one year	191.3	30.0

	1,239.0	1,116.7

Deferred liabilities	725.7	745.9
Long-term debt	2,813.5	2,970.8
Future income taxes	1,781.2	1,673.6

Shareholders’ equity
Share capital (Note 12)	1,175.7	1,141.5
Contributed surplus (Note 12)	32.3	245.1
Foreign currency translation adjustments	66.4	67.5
Retained income	3,582.1	2,930.0

	4,856.5	4,384.1

Total liabilities and shareholders’ equity	$11,415.9	$10,891.1

Commitments and contingencies (Note 17).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended December 31
	2006	2005
		Restated
		(See Note 2)

	(unaudited)

Operating activities
Net income	$145.6	$137.1

Add (deduct) items not affecting cash:
Depreciation and amortization	115.9	113.6
Future income taxes	73.0	62.7
Special charge for labour restructuring	—	44.2
Foreign exchange loss on long-term debt	44.9	0.6
Amortization of deferred charges	3.4	4.3
Restructuring payments (Note 13)	(27.1)	(26.4)
Other operating activities, net	(73.4)	(52.4)
Change in non-cash working capital balances related to operations	33.7	55.6

Cash provided by operating activities	316.0	339.3

Investing activities
Additions to properties	(204.5)	(299.6)
Decrease in investments and other assets (Note 11)	23.3	0.1
Net proceeds from disposal of transportation properties	18.7	3.4

Cash used in investing activities	(162.5)	(296.1)

Financing activities
Dividends paid	(29.4)	(23.7)
Issuance of CPR common shares	14.3	24.1
Purchase of CPR common shares	(59.5)	(2.3)
Issuance of long-term debt	2.8	—
Repayment of long-term debt	(3.8)	(6.1)

Cash used in financing activities	(75.6)	(8.0)

Cash position
Increase in cash and cash equivalents	77.9	35.2
Net cash and cash equivalents at beginning of period	46.4	86.6

Net cash and cash equivalents at end of period	$124.3	$121.8

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the year
	ended December 31
	2006	2005
		Restated
		(See Note 2)

	(unaudited)

Operating activities
Net income	$796.3	$543.0
Add (deduct) items not affecting cash:
Depreciation and amortization	464.1	445.1
Future income taxes	75.3	258.0
Special credit for environmental remediation	—	(30.9)
Special charge for labour restructuring	—	44.2
Foreign exchange loss (gain) on long-term debt	0.1	(44.7)
Amortization of deferred charges	16.5	19.5
Restructuring payments (Note 13)	(96.3)	(69.0)
Other operating activities, net	(103.4)	(91.2)
Change in non-cash working capital balances related to operations	(101.6)	(23.3)

Cash provided by operating activities	1,051.0	1,050.7

Investing activities
Additions to properties	(793.7)	(884.4)
Decrease in investments and other assets (Note 11)	2.2	2.0
Net proceeds from disposal of transportation properties	97.8	13.2

Cash used in investing activities	(693.7)	(869.2)

Financing activities
Dividends paid	(112.4)	(89.5)
Issuance of CPR common shares	66.6	31.8
Purchase of CPR common shares	(286.4)	(80.6)
Issuance of long-term debt	2.8	—
Repayment of long-term debt	(25.4)	(274.4)

Cash used in financing activities	(354.8)	(412.7)

Cash position
Increase (decrease) in net cash and cash equivalents	2.5	(231.2)
Net cash and cash equivalents at beginning of period	121.8	353.0

Net cash and cash equivalents at end of period	$124.3	$121.8

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the year
	ended December 31
	2006	2005

	(unaudited)
Balance, January 1	$2,930.0	$2,484.4

Adjustment for change in accounting policy (Note 2)	—	(5.2)

	2,930.0	2,479.2
Net income for the period	796.3	543.0
Dividends	(117.7)	(92.2)
Shares repurchased (Note 12)	(26.5)	—

Balance, December 31	$3,582.1	$2,930.0

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements except for new accounting policies adopted in 2006 (see Note 2). They do not include all disclosures required under generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CPR’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting policies

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The CICA issued Emerging Issues Committee Abstract “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”) which became effective for the year ended December 31, 2006 and has been applied retroactively with restatement of prior periods. Under EIC 162, compensation cost attributable to stock-based awards is recognized over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period. The adoption of EIC 162 resulted in a $5.2 million reduction to opening retained earnings at January 1, 2005, and decreased reported “Compensation and benefits” expense for the three months ended December 31, 2006 by $0.6 million (three months ended December 31, 2005 – $2.0 million) and for the year ended December 31, 2006 by $1.2 million (year ended December 31, 2005 – $0.1 million).

Non-monetary transactions

In June 2005, the CICA issued Accounting Standard Section 3831 “Non-Monetary Transactions” which became effective on January 1, 2006. It has been applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. Previously, non-monetary transactions that did not constitute the culmination of the earnings process were recorded at carrying value. The impact to CPR on adoption of this new standard was not significant.

3	Future accounting changes

Financial instruments, hedging and comprehensive income

The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 “Financial Instruments, Recognition and Measurement”, Accounting Standard Section 3861 “Financial Instruments, Presentation and Disclosure”, Accounting Standard Section 3865 “Hedging” and Accounting Standard Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
3	Future accounting changes (continued)

Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect “Accumulated Other Comprehensive Income” which will include foreign currency translation adjustments.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on hedges taken into income immediately.

Accounting Changes

Effective from January 1, 2007, the CICA has amended Accounting Standard Section 1506 “Accounting Changes” to prescribe the criteria for changing accounting policies and related accounting treatment and disclosures of accounting changes. Changes in accounting policies will be permitted when required by a primary source of GAAP, for example when a new accounting section is first adopted, or when the change in accounting policy results in more reliable and relevant financial information being reflected in the financial statements.

A change in accounting policy as a result of the initial application of a new accounting section should be applied in accordance with the transitional provisions of the accounting section being adopted. A voluntary change in accounting policy for which specific transitional provisions do not exist should be applied retrospectively with restatement of prior period financial statements.

The adoption of this amended accounting standard will not impact the financial statements of the Company.

4	Reduction to environmental remediation

During the three months ended September 30, 2005, a settlement was reached with a responsible party in relation to portions of past environmental contamination at a CPR-owned property in the U.S. As a result, CPR was able to reduce accrued liabilities related to the property, and recognized a total reduction of $33.9 million to a special charge for environmental remediation recorded in 2004.

5	Special charge for labour restructuring

In the fourth quarter of 2005, CPR recorded a special charge of $44.2 million for a labour restructuring initiative. This initiative, mostly job reductions in management and administrative positions, was completed in 2006.

6	Change in accounting estimate

During 2005, the Company prospectively recorded a $23.4-million adjustment to increase revenues in 2005 related to services provided in 2004. The adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
7	Other charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2006	2005	2006	2005

Amortization of discount on accruals recorded at present value	$1.9	$3.0	$10.0	$15.4
Other exchange losses (gains)	2.0	1.1	6.5	(2.2)
Loss on sale of accounts receivable	1.3	0.9	5.0	3.5
Gains on non-hedging derivative instruments	(0.8)	(0.1)	(1.2)	(6.6)
Other	2.0	1.9	7.5	8.0

Total other charges	$6.4	$6.8	$27.8	$18.1

8	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2006	2005	2006	2005

Interest expense	$51.4	$50.2	$200.5	$211.8
Interest income	(1.6)	(1.1)	(6.0)	(7.6)

Total interest expense	$49.8	$49.1	$194.5	$204.2

9	Income tax expense

In the three months ended June 30, 2006, federal and provincial legislation was introduced to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million benefit in future tax liability and income tax expense in the three months ended June 30, 2006.

Cash taxes paid for the three months ended December 31, 2006 were $24.3 million (three months ended December 31, 2005 – $0.9 million) and for the year ended December 31, 2006 were $50.9 million (year ended December 31, 2005 – $7.6 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
10	Earnings per share

At December 31, 2006, the number of shares outstanding was 155.5 million (December 31, 2005 – 158.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months			For the year
	ended December 31			ended December 31
(in millions)	2006	2005		2006	2005

Weighted average shares outstanding	155.8	157.6		157.3	158.4
Dilutive effect of stock options	1.6	2.1		1.5	1.7

Weighted average diluted shares outstanding	157.4	159.7		158.8	160.1

(in dollars)

Basic earnings per share	$0.93	$0.87	(1)	$5.06	$3.43	(1)
Diluted earnings per share	$0.92	$0.86	(1)	$5.02	$3.39	(1)

(1) Restated (see Note 2).
For the three months ended December 31, 2006, 14,483 options (three months ended December 31, 2005 – 4,000 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the year ended December 31, 2006, 379,908 options (year ended December 31, 2005 – 1,000 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

11	Decrease in investments and other assets

Other assets and deferred charges on the Consolidated Balance Sheet include, from time to time, assets held for sale which are purchased in anticipation of sale and leaseback arrangements with various financial institutions. For the three months ended December 31, 2006, assets of $4.6 million were acquired and $26.7 million were sold; and for the year ended December 31, 2006, assets of $137.1 million were acquired and $136.1 million were sold. No gains or losses were incurred in these sale and leaseback arrangements. These investing activities are reflected in the Statement of Consolidated Cash Flows as part of “Decrease in investments and other assets”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
12	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended December 31
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, October 1	155.9	$1,166.6	157.3	$1,116.3
Shares issued under stock option plans	0.5	15.1	0.9	25.2
Shares repurchased	(0.9)	(6.0)	—	—

Share capital, December 31	155.5	$1,175.7	158.2	$1,141.5

	For the year ended December 31
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	2.3	71.0	1.2	33.4
Shares repurchased	(5.0)	(36.8)	(1.8)	(12.5)

Share capital, December 31	155.5	$1,175.7	158.2	$1,141.5

An analysis of contributed surplus balances is as follows:

	For the three months
	ended December 31
(in millions)	2006	2005
		Restated
		(see Note 2)

Contributed surplus, October 1	$51.9	$243.6
Stock-based compensation expense related to stock option plans	2.3	1.5
Shares repurchased	(21.9)	—

Contributed surplus, December 31	$32.3	$245.1

	For the year
	ended December 31
(in millions)	2006	2005
		Restated
		(see Note 2)

Contributed surplus, January 1	$245.1	$304.1
Stock-based compensation expense related to stock option plans	10.3	9.1
Shares repurchased	(223.1)	(68.1)

Contributed surplus, December 31	$32.3	$245.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
12	Shareholders’ equity (continued)

The balance remaining in contributed surplus of $32.3 million relates to stock-based compensation recognized to date on unexercised options and will be attributed to share capital as options are exercised.

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the three months ended December 31, 2006, 0.9 million shares were repurchased at an average price of $63.85 (three months ended December 31, 2005 – no shares were repurchased) and for the year ended December 31, 2006, 5.0 million shares were repurchased at an average price of $57.28 (year ended December 31, 2005 – 1.8 million shares were repurchased at an average price of $45.77).

The table below summarizes the allocation of shares repurchased between share capital, contributed surplus and retained earnings.

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2006	2005	2006	2005

Share capital	$6.0	$—	$36.8	$12.5
Contributed surplus	21.9	—	223.1	68.1
Retained earnings	26.5	—	26.5	—

	$54.4	$—	$286.4	$80.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
13	Restructuring and environmental remediation

At December 31, 2006, the provision for restructuring and environmental remediation was $309.0 million (December 31, 2005 – $398.8 million). The restructuring provision primarily includes labour liabilities for workforce restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

	Opening				Foreign	Closing
	Balance	Accrued		Amortization	Exchange	Balance
(in millions)	October 1	(Reduced)	Payments	of Discount	Impact	December 31

Three months ended December 31, 2006
Labour liability for terminations and severances	$204.6	(4.5)	(15.9)	1.7	1.5	$187.4
Other non-labour liabilities for exit plans	2.0	—	(0.6)	—	—	1.4

Total restructuring liability	206.6	(4.5)	(16.5)	1.7	1.5	188.8

Environmental remediation program	125.0	3.1	(10.6)	—	2.7	120.2

Total restructuring and environmental remediation liability	$331.6	(1.4)	(27.1)	1.7	4.2	$309.0

Three months ended December 31, 2005
Labour liability for terminations and severances	$241.5	35.4	(15.9)	2.4	0.2	$263.6
Other non-labour liabilities for exit plans	5.8	—	—	—	—	5.8

Total restructuring liability	247.3	35.4	(15.9)	2.4	0.2	269.4

Environmental remediation program	132.1	7.7	(10.5)	—	0.1	129.4

Total restructuring and environmental remediation liability	$379.4	43.1	(26.4)	2.4	0.3	$398.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
13	Restructuring and environmental remediation (continued)

	Opening				Foreign	Closing
	Balance	Accrued		Amortization	Exchange	Balance
(in millions)	January 1	(Reduced)	Payments	of Discount	Impact	December 31

Year ended December 31, 2006
Labour liability for terminations and severances	$263.6	(14.1)	(71.8)	9.8	(0.1)	$187.4
Other non-labour liabilities for exit plans	5.8	0.7	(5.0)	0.1	(0.2)	1.4

Total restructuring liability	269.4	(13.4)	(76.8)	9.9	(0.3)	188.8

Environmental remediation program	129.4	10.5	(19.5)	—	(0.2)	120.2

Total restructuring and environmental remediation liability	$398.8	(2.9)	(96.3)	9.9	(0.5)	$309.0

Year ended December 31, 2005
Labour liability for terminations and severances	$269.7	33.6	(50.5)	12.0	(1.2)	$263.6
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	33.5	(50.6)	12.1	(1.4)	269.4

Environmental remediation program	172.9	(22.4)	(18.4)	—	(2.7)	129.4

Total restructuring and environmental remediation liability	$448.7	11.1	(69.0)	12.1	(4.1)	$398.8

In the three months and year ended December 31, 2006, CPR recorded net reductions in the restructuring liability of $4.5 million and $13.4 million, respectively, mainly due to experience gains on termination costs for previously accrued labour initiatives. These reductions were partially offset by increases in the environmental remediation liability of $3.1 million and $10.5 million, respectively.

In the three months and year ended December 31, 2005, CPR recorded net increases in the restructuring liability of $35.4 million and $33.5 million, respectively. These increases were mostly due to a new labour restructuring provision totalling $44.2 million (see Note 5), partially offset by experience gains on termination costs for previously accrued labour initiatives. In the fourth quarter of 2005, CPR also recorded an increase in the environmental remediation liability of $7.7 million. In the year ended December 31 ,2005, the increase in the restructuring liability was partially offset by a reduction in the environmental liability (see Note 4).

Amortization of Discount is charged to income in “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
14	Stock-based compensation

In 2006, under CPR’s stock option plans, the Company issued 1,467,900 options to purchase Common Shares at the weighted average price of $57.80 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 509,850 stock appreciation rights were issued at the weighted average exercise price of $57.80. Also, all 30,000 unvested Restricted Share Units which had been issued in 2005, were cancelled in 2006.

Pursuant to the employee plan, options may be exercised upon vesting, which for most employees is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of December 31:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,467,900	57.80	1,556,400	42.09
Exercised	(2,330,664)	28.59	(1,157,752)	27.48
Forfeited/cancelled	(301,509)	39.07	(178,811)	29.80

Outstanding, December 31	6,807,644	$38.50	7,971,917	$32.07

Options exercisable at December 31	2,918,294	$29.64	3,162,807	$27.37

Compensation expense is recognized over the shorter of the vesting period or employee service period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the year
		ended December 31		ended December 31
		2006	2005	2006	2005
			Restated		Restated
			(see Note 2)		(see Note 2)

Net income (in millions)	As reported	$145.6	$137.1	$796.3	$543.0
	Pro forma	$145.5	$137.3	$796.1	$542.7

(in dollars)

Basic earnings per share	As reported	$0.93	$0.87	$5.06	$3.43
	Pro forma	$0.93	$0.87	$5.06	$3.43

Diluted earnings per share	As reported	$0.92	$0.86	$5.02	$3.39
	Pro forma	$0.92	$0.86	$5.01	$3.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
14	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $12.4 million for options issued during the year ended December 31, 2006 (year ended December 31, 2005 – $10.1 million). The weighted average fair value assumptions were approximately:

	For the year
	ended December 31
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.07%	3.49%
Expected stock price volatility	22%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.99	$9.66

Total Return Swap

The Company entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock-based compensation programs, share appreciation rights (“SAR”) and deferred share units (“DSU”). The value of the TRS derivative is linked to the market value of the Company’s stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense decreased by $10.8 million and increased by $1.2 million during the three months and year ended December 31, 2006, respectively, due to unrealized gains and losses for these swaps recognized in “Deferred liabilities”. These gains and losses substantially offset the costs and benefits recognized in the SAR and DSU stock-based compensation programs due to fluctuations in share price during the period the TRS was in place.

15	Pensions and other benefits

The total current charges for pension and other benefits for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the three months ended December 31, 2006, was $31.0 million (three months ended December 31, 2005 – $20.2 million) and for the year ended December 31, 2006, was $122.1 million (year ended December 31, 2005 – $82.6 million).

16	Significant customers

During the year ended December 31, 2006, one customer comprised 11.5% of total revenue (year ended December 31, 2005 – 14.5%). At December 31, 2006, one customer represented 5.6% of total accounts receivable (December 31, 2005 – 8.0%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006
(unaudited)
17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At December 31, 2006, CPR had multi-year capital commitments of $480.1 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2007 through 2016.

Operating lease commitments

At December 31, 2006, minimum payments under operating leases were estimated at $634.2 million in aggregate, with annual payments in each of the next five years of: 2007 – $133.2 million; 2008 – $99.2 million; 2009 – $71.4 million; 2010 – $55.8 million; 2011 – $50.4 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $442.5 million at December 31, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. The Company has accrued for all guarantees that it expects will require payment. At December 31, 2006, these accruals amounted to $6.2 million. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance.

Summary of Rail Data

Fourth Quarter					Year
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Financial (millions, except per share data)

				Revenues
$1,151.5	$1,124.4	$27.1	2.4	Freight revenue	$4,427.3	$4,266.3	$161.0	3.8
38.9	42.5	(3.6)	(8.5)	Other revenue	155.9	125.3	30.6	24.4

1,190.4	1,166.9	23.5	2.0		4,583.2	4,391.6	191.6	4.4

				Operating Expenses, before other specified items
322.2	322.0	0.2	0.1	Compensation and benefits	1,327.6	1,322.1	5.5	0.4
171.2	166.4	4.8	2.9	Fuel	650.5	588.0	62.5	10.6
53.7	53.1	0.6	1.1	Materials	212.9	203.3	9.6	4.7
47.8	53.0	(5.2)	(9.8)	Equipment rents	181.2	210.0	(28.8)	(13.7)
115.9	113.6	2.3	2.0	Depreciation and amortization	464.1	445.1	19.0	4.3
159.5	154.6	4.9	3.2	Purchased services and other	618.3	621.6	(3.3)	(0.5)

870.3	862.7	7.6	0.9		3,454.6	3,390.1	64.5	1.9

320.1	304.2	15.9	5.2	Operating income, before other specified items	1,128.6	1,001.5	127.1	12.7

6.4	6.8	(0.4)	(5.9)	Other charges	27.8	18.1	9.7	53.6
49.8	49.1	0.7	1.4	Interest expense	194.5	204.2	(9.7)	(4.8)
				Income tax expense before foreign exchange (gains) losses on long-term
82.9	77.8	5.1	6.6	debt and other specified items (2)	278.8	250.8	28.0	11.2

				Income before foreign exchange (gains) losses on long-term debt and
181.0	170.5	10.5	6.2	other specified items (2)	627.5	528.4	99.1	18.8

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
44.9	0.6	44.3	—	FX on LTD	0.1	(44.7)	44.8	—
(9.5)	4.5	(14.0)	—	Income tax on FX on LTD (3)	7.1	22.4	(15.3)	—

35.4	5.1	30.3	—	FX on LTD (net of tax)	7.2	(22.3)	29.5	—

				Other specified items
—	—	—	—	Special credit for environmental remediation	—	(33.9)	33.9	—
—	44.2	(44.2)	—	Special charge for labour restructuring	—	44.2	(44.2)	—
—	(15.9)	15.9	—	Income tax on other specified items	—	(2.6)	2.6	—

—	28.3	(28.3)	—	Other specified items (net of tax)	—	7.7	(7.7)	—
—	—	—	—	Income tax benefits due to Federal and Provincial income tax rate reductions	(176.0)	—	(176.0)	—

$145.6	$137.1	$8.5	6.2	Net income	$796.3	$543.0	$253.3	46.6

				Earnings per share (EPS)
$0.93	$0.87	$0.06	6.9	Basic earnings per share	$5.06	$3.43	$1.63	47.5
$0.92	$0.86	$0.06	7.0	Diluted earnings per share	$5.02	$3.39	$1.63	48.1

				EPS before FX on LTD and other specified items (2)
$1.16	$1.08	$0.08	7.4	Basic earnings per share	$3.99	$3.34	$0.65	19.5
$1.15	$1.07	$0.08	7.5	Diluted earnings per share	$3.95	$3.30	$0.65	19.7

155.8	157.6	(1.8)	(1.1)	Weighted average number of shares outstanding (millions)	157.3	158.4	(1.1)	(0.7)

73.1	73.9	(0.8)	—	Operating ratio(2) (4) (%)	75.4	77.2	(1.8)	—

10.2	9.4	0.8	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	10.2	9.4	0.8	—

37.2	39.6	(2.4)	—	Net debt to net debt plus equity (%)	37.2	39.6	(2.4)	—

$313.7	$297.4	$16.3	5.5	EBIT before FX on LTD and other specified items (2) (4)(millions)	$1,100.8	$983.4	$117.4	11.9

$429.6	$411.0	$18.6	4.5	EBITDA before FX on LTD and other specified items (2) (4)(millions)	$1,564.9	$1,428.5	$136.4	9.5

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before vesting date.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary in the press release.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses, before other specified items divided by revenues.

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2006	2005	Variance	%		2006	2005	Variance	%

				Commodity Data

				Freight Revenues (millions)
$261.6	$224.6	$37.0	16.5	- Grain	$904.6	$754.5	$150.1	19.9
149.3	178.6	(29.3)	(16.4)	- Coal	592.0	728.8	(136.8)	(18.8)
122.0	102.6	19.4	18.9	- Sulphur and fertilizers	439.3	447.1	(7.8)	(1.7)
71.2	80.8	(9.6)	(11.9)	- Forest products	316.4	333.9	(17.5)	(5.2)
148.5	146.4	2.1	1.4	- Industrial and consumer products	603.8	542.9	60.9	11.2
74.9	78.8	(3.9)	(4.9)	- Automotive	314.4	298.0	16.4	5.5
324.0	312.6	11.4	3.6	- Intermodal	1,256.8	1,161.1	95.7	8.2

$1,151.5	$1,124.4	$27.1	2.4	Total Freight Revenues	$4,427.3	$4,266.3	$161.0	3.8

				Millions of Revenue Ton-Miles (RTM)
8,463	7,427	1,036	13.9	- Grain	30,127	26,081	4,046	15.5
4,986	5,657	(671)	(11.9)	- Coal	19,650	23,833	(4,183)	(17.6)
5,065	4,600	465	10.1	- Sulphur and fertilizers	17,401	20,080	(2,679)	(13.3)
1,930	2,347	(417)	(17.8)	- Forest products	8,841	9,953	(1,112)	(11.2)
4,030	4,249	(219)	(5.2)	- Industrial and consumer products	16,844	15,936	908	5.7
572	602	(30)	(5.0)	- Automotive	2,450	2,361	89	3.8
7,009	7,094	(85)	(1.2)	- Intermodal	27,561	27,059	502	1.9

32,055	31,976	79	0.2	Total RTMs	122,874	125,303	(2,429)	(1.9)

				Freight Revenue per RTM (cents)
3.09	3.02	0.07	2.3	- Grain	3.00	2.89	0.11	3.8
2.99	3.16	(0.17)	(5.4)	- Coal	3.01	3.06	(0.05)	(1.6)
2.41	2.23	0.18	8.1	- Sulphur and fertilizers	2.52	2.23	0.29	13.0
3.69	3.44	0.25	7.3	- Forest products	3.58	3.35	0.23	6.9
3.68	3.45	0.23	6.7	- Industrial and consumer products	3.58	3.41	0.17	5.0
13.09	13.09	—	—	- Automotive	12.83	12.62	0.21	1.7
4.62	4.41	0.21	4.8	- Intermodal	4.56	4.29	0.27	6.3
3.59	3.52	0.07	2.0	Freight Revenue per RTM	3.60	3.40	0.20	5.9

				Carloads (thousands)
105.0	96.8	8.2	8.5	- Grain	382.8	338.7	44.1	13.0
68.6	84.4	(15.8)	(18.7)	- Coal	281.7	352.3	(70.6)	(20.0)
48.7	46.1	2.6	5.6	- Sulphur and fertilizers	178.3	201.8	(23.5)	(11.6)
30.7	36.2	(5.5)	(15.2)	- Forest products	135.0	153.7	(18.7)	(12.2)
77.1	82.1	(5.0)	(6.1)	- Industrial and consumer products	316.0	322.2	(6.2)	(1.9)
39.8	43.8	(4.0)	(9.1)	- Automotive	165.3	168.1	(2.8)	(1.7)
292.9	294.2	(1.3)	(0.4)	- Intermodal	1,159.0	1,139.4	19.6	1.7

662.8	683.6	(20.8)	(3.0)	Total Carloads	2,618.1	2,676.2	(58.1)	(2.2)

				Freight Revenue per Carload
$2,491	$2,320	$171	7.4	- Grain	$2,363	$2,228	$135	6.1
2,176	2,116	60	2.8	- Coal	2,102	2,069	33	1.6
2,505	2,226	279	12.5	- Sulphur and fertilizers	2,464	2,216	248	11.2
2,319	2,232	87	3.9	- Forest products	2,344	2,172	172	7.9
1,926	1,783	143	8.0	- Industrial and consumer products	1,911	1,685	226	13.4
1,882	1,799	83	4.6	- Automotive	1,902	1,773	129	7.3
1,106	1,063	43	4.0	- Intermodal	1,084	1,019	65	6.4
$1,737	$1,645	$92	5.6	Freight Revenue per Carload	$1,691	$1,594	$97	6.1

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Operations and Productivity

62,190	61,769	421	0.7	Freight gross ton-miles (GTM) (millions)	236,405	242,100	(5,695)	(2.4)
32,055	31,976	79	0.2	Revenue ton-miles (RTM) (millions)	122,874	125,303	(2,429)	(1.9)
15,821	16,684	(863)	(5.2)	Average number of active employees	15,947	16,448	(501)	(3.0)
15,327	16,295	(968)	(5.9)	Number of employees at end of period	15,327	16,295	(968)	(5.9)

2.2	2.3	(0.1)	(4.3)	FRA personal injuries per 200,000 employee-hours	2.0	2.4	(0.4)	(16.7)
1.4	2.0	(0.6)	(30.0)	FRA train accidents per million train-miles	1.4	2.3	(0.9)	(39.1)

2.72	2.70	0.02	0.7	Total operating expenses per RTM (cents)	2.81	2.71	0.10	3.7
1.40	1.40	—	—	Total operating expenses per GTM (cents)	1.46	1.40	0.06	4.3
0.52	0.52	—	—	Compensation and benefits expense per GTM (cents)	0.56	0.55	0.01	1.8
3,931	3,702	229	6.2	GTMs per average active employee (000)	14,824	14,719	105	0.7

24.1	22.7	1.4	6.2	Average train speed – AAR definition (mph)	24.8	22.0	2.8	12.7
21.7	22.5	(0.8)	(3.6)	Terminal dwell time – AAR definition (hours)	20.8	25.8	(5.0)	(19.4)
141.7	132.3	9.4	7.1	Car miles per car day	137.3	124.0	13.3	10.7
80.6	82.9	(2.3)	(2.8)	Average daily total cars on-line – AAR definition (000)	80.9	86.1	(5.2)	(6.0)

1.20	1.18	0.02	1.7	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.20	1.18	0.02	1.7
74.3	72.8	1.5	2.1	U.S. gallons of locomotive fuel consumed – total (millions) (2)	283.4	285.4	(2.0)	(0.7)

0.887	0.855	0.032	3.7	Average foreign exchange rate (US$/Canadian$)	0.885	0.825	0.060	7.3
1.128	1.170	(0.042)	(3.6)	Average foreign exchange rate (Canadian$/US$)	1.130	1.212	(0.082)	(6.8)

(1)	Certain comparative period figures have been restated for retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before vesting date or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.